Exhibit C-479


                   AMENDMENT TO SEVERANCE PROTECTION AGREEMENT

          WHEREAS, GPU, Inc. and GPU Services, Inc. (collectively "GPU") and Bruce L. Levy ("Executive") have entered into a Severance Protection Agreement, dated December 16, 1998, by and among GPU and the Executive ("the Agreement"); and

          WHEREAS, FirstEnergy Corp. ("FE") has entered into a definitive agreement to merge with GPU, its subsidiaries and affiliates; and

         WHEREAS, FE desires to assume the obligations stated in the Agreement on the date on which the merger between FE and GPU becomes effective ("Effective Time"), and

         WHEREAS, FE and Executive wish to amend the terms of the Agreement and to include a provision establishing a consulting arrangement by which Executive will continue to perform services for FE after the Effective Time;

         NOW, THEREFORE, in consideration of the respective agreements of the parties contained herein, effective as of the Effective Time, it is agreed as follows:

1. The following new paragraphs shall be inserted as paragraphs 8A and 8B in the Agreement:

         8A.   Termination: Executive resigns his position as an officer of GPU
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as of the Effective Time.  Thereafter,  Executive shall continue employment from day to day without pay but with continued benefits and the full use of his office, files and computer until Executive has consummated the exercise of all GPU or FE stock options held by him on the Effective Time. The consulting arrangement described in section 8B, below (the "Consulting Agreement"), shall commence on the day following his termination of employment ("Consulting
Commencement Date"). Executive and FE agree to take all steps necessary to implement the stock option exercise as soon as practicable following the Effective Time. FE and Executive agree that his termination as an employee shall be considered a termination by FE without cause.

               (a) Except as specifically provided in this section, FE agrees that Executive will receive all of the benefits and compensation identified in section 2, above, within three business days after the Effective Time. Payment shall be made by wire transfer in accordance with instructions given by Executive.

                     (i)    In lieu of life insurance coverage included in
section 2(b)(3), FE shall at its expense continue on behalf of Levy and his dependents and beneficiaries the life insurance coverage provided to Levy immediately prior to the Change in Control for a period of six months after Levy's employment termination date; provided, however that FE consents to an amendment of the Senior Executive Life Insurance Program agreement between GPU and Executive to prevent the release of the collateral assignment prior to the termination of the policy in accordance with this paragraph,

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                     (ii)   In lieu of severance described in section 2(b)(2),
above, FE shall pay Executive severance in the amount of seventy thousand dollars ($70,000.00).

                     (iii) Executive shall not receive any amounts on account of non-qualified pension benefits, whether those amounts are payable on account of the merger with FE or otherwise.

                     (iv) Executive shall not receive any amounts on account of outplacement services provided for in section 2(b)(4), above.

                     (v) Executive shall receive continued disability, medical, dental and hospitalization benefits for himself, his dependents and his beneficiaries for the terms and conditions stated in section 2(b)(3) above.

               (b) Executive waives his rights to have any benefits funded under the GPU Executives' Benefits Protection Trust.

               (c) Executive hereby acknowledges that he has received Notice of Termination in compliance with paragraph 3 of this Agreement, above.

         8B.   Consulting Agreement: Executive agrees to serve as a financial
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advisor to FE in order to support FE's efforts to sell the existing GPU investments referred to as Midlands, Emdersa, EGSA (Bolivia), TEBSA (Colombia), and MYR (the "GPU Investments"). Financial advisory services covered by the Consulting Agreement shall include reviewing offering memoranda, reviewing bid lists, reviewing sales documents, commenting on proposed selling strategies and participating in strategy discussions. The Consulting Agreement shall terminate twelve months after the Consulting Commencement Date, unless FE decides in its sole discretion to terminate the Consulting Agreement at an earlier date. If FE elects to terminate the Consulting Agreement at an earlier date, Executive shall be considered to have earned all the compensation set forth in paragraph 8B(a) below, and shall be entitled to receive all such compensation.

               (a) As consideration for the services provided under this paragraph, FE agrees to pay Executive four million one hundred forty-three thousand five hundred fifty dollars ($4,143,550.00). FE shall pay the amounts due Executive for the Consulting Agreement within three business days after the Effective Time. Payment shall be made by wire transfer in accordance with instructions given by Executive. The payments described in this subsection shall not in any way be contingent on the sale of the GPU Investments.



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               (b) FE and Executive anticipate that the financial advisory services will be provided by fax, email and telephone conference calls; however, Executive will be available to attend meetings or other business discussions in person, subject to reasonable notice and the availability of travel. If FE requests Executive to attend meetings, FE agrees to pay his reasonable expenses and a per diem fee of one thousand dollars ($1,000) per day for time within the United States and two thousand dollars ($2,000) per day for time outside the United States. Travel expenses shall be subject to the limits of existing GPU travel policy for senior officers.

               (c) FE agrees to indemnify Executive and to hold Executive harmless from all claims filed by third parties arising out of the financial advisory services he provides pursuant to this Agreement. This indemnification shall not apply in cases of Executive's gross negligence or willful misconduct. Similarly, FE agrees, on behalf of the Company, its agents, employees, affiliates, successors and assigns, not to file any claim in any forum against Executive arising out of the financial advisory services he provides pursuant to this Agreement. This covenant not to sue shall not apply in cases of Executive's gross negligence or willful misconduct.

               (d) From the Consulting Commencement Date until the first anniversary of the termination of the Consulting Agreement, Executive may not compete against FE or any of its subsidiaries with respect to: (i) the transmission and distribution of electric power in the United Kingdom or Argentina; (ii) electric power generation in Colombia or Bolivia; or (iii) the provision of electrical construction contracting services to electric utility clients; provided, however, if FE sells MYR during the period of the Consulting Agreement, Executive's obligation not to compete in the provision of electrical construction contracting services to electric utility clients shall terminate one year from the date of that sale.

               (e) If Executive is able to perform the services required under this Agreement, but refuses to do so, FE shall be entitled to initiate legal proceedings to recover its damages resulting from this refusal to perform. Such damages may include, but are not limited to, return of any unearned portion of the payments made under the Consulting Agreement.



So Agreed:                                  Date:



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Bruce L. Levy



For FirstEnergy                             Date:



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